EXHIBIT 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:
Eldorado Gold Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on June 10, 2021 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item Voted Upon	Voting Result
Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by ballot.
George Albino George Burns Teresa Conway Catharine Farrow Pamela Gibson Judith Mosely Steven Reid John Webster	Votes by Ballot For 89,608,344 (98.21%) 90,597,246 (99.30%) 90,540,695 (99.24%) 90,432,623 (99.12%) 89,348,846 (97.93%) 90,482,619 (99.17%) 90,664,166 (99.37%) 89,803,931 (98.43%)	Withheld 1,629,121 (1.79%) 640,220 (0.70%) 696.770 (0.76%) 804,842 (0.88%) 1,888,620 (2.07%) 754,847 (0.83%) 573,300 (0.63%) 1,433,535 (1.57%)
Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by ballot. Votes by Ballot
	For 106,857,183 (99.17%)	Withheld 896,659 (0.83%)
To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by ballot. Votes by Ballot
	For 92,999,506 (99.66%)	Against 317,578 (0.34%)

Advisory Vote on Executive Compensation
The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot

	For 89,679,769 (98.29%)	Against 1,557,695 (1.71%)

Amended and Restated Performance Share Unit Plan	The ordinary resolution to support the adoption of certain amendments to the Company’s amended and restated performance share unit plan was approved by a majority of shareholders that voted by ballot
	Votes by Ballot For 84,720,668 (92.86%)	Against 6,516,796 (7.14%)

Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram
Corporate Secretary